UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-36322

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park P.O. Box 240 Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 18, 2015, Lumenis Ltd. (“Lumenis”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with (i) Laguna Holdco Ltd., a company organized under the laws of the State of Israel (“Parent”) and a wholly-owned subsidiary of XIO Fund I LP, a Cayman Islands exempted limited partnership (“XIO”), and (ii) Laguna  Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub,” which together with Parent and XIO we refer to collectively as the “XIO Entities”), pursuant to which Parent will acquire Lumenis by way of the merger of Merger Sub with and into Lumenis (the “Merger”), with Lumenis surviving the Merger as a wholly-owned subsidiary of Parent.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel.

Subject to the terms and conditions of the Merger Agreement, each ordinary B share, par value NIS 0.85, of Lumenis issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive $14.00 in cash (the “Merger Consideration”).

Consummation of the Merger is subject to several conditions, including requisite regulatory approvals and the approval of Lumenis’ shareholders at a special general meeting of shareholders (the “Meeting”). The payment of the Merger Consideration is not subject to any financing condition under the Merger Agreement. The two largest shareholders of Lumenis, Viola-LM Partners L.P. and XT Hi-Tech Investments (1992) Ltd., which collectively own approximately 59% of the outstanding ordinary B shares of Lumenis, have entered into a customary voting agreement with Parent to vote in favor of the Merger at the Meeting.

Lumenis expects to publish notice of the Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, which will describe the Merger and Merger Agreement, as well as the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting. If the Merger is approved at the Meeting, Israeli law mandates a 30 day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50 day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect will occur in the near future).

On June 18, 2015, Lumenis issued a press release announcing the execution of the Merger Agreement, a copy of which is annexed to this Report of Foreign Private Issuer on Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, Lumenis intends to submit relevant materials to the U.S. Securities and Exchange Commission (the “SEC”) and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUMENIS AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by Lumenis to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction with XIO and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and Lumenis’ plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon Lumenis’ management's current estimates and projections of future results or trends. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Lumenis may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) Lumenis’ business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) Lumenis may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (7) difficulties in  recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers, distributors and suppliers; (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (11) the potential requirement for Lumenis to pay a termination fee in connection with its failure to consummate the Merger. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and Lumenis undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: June 18, 2015	By:	/s/ Ido Warshavski
	Name:	Ido Warshavski
	Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of June 18, 2015, by and among Laguna Holdco Ltd., Laguna Merger Sub Ltd. and Lumenis Ltd.

99.2	Press Release issued by Lumenis on June 18, 2015